SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

SUNDAY COMMUNICATIONS LIMITED
(Name of Issuer)

ORDINARY SHARES, HK$0.10 PAR VALUE
(Title of Class of Securities)

867270209
(CUSIP Number)

Hubert Chak
PCCW Limited
39th Floor, PCCW Tower
TaiKoo Place
979 King’s Road
Quarry Bay, Hong Kong
(852) 2514-8759
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

July 29, 2005
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 867270209	13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PCCW LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION HONG KONG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,305,147,960*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,305,147,960*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,305,147,960*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.1%*
14	TYPE OF REPORTING PERSON CO
*As of July 29, 2005.

CUSIP No. 867270209	13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PCCW MOBILE HOLDING NO. 1 LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,305,147,960*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,305,147,960*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,305,147,960*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.1%
14	TYPE OF REPORTING PERSON CO
*As of July 29, 2005.

CUSIP No. 867270209	13D	Page 4 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PCCW MOBILE HOLDING NO. 2 LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,305,147,960*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,305,147,960*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,305,147,960*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.1%
14	TYPE OF REPORTING PERSON CO
*As of July 29, 2005.

     This Amendment No. 1 (the “Amendment”) hereby amends and supplements the statement on Schedule 13D originally filed on June 23, 2005 (as heretofore amended and supplemented, the “Schedule 13D”).

Item 1. Security and Issuer.

     The class of equity securities to which this statement relates is the Ordinary Shares, HK$0.10 par value per share (the “Shares”), of SUNDAY Communications Limited, a Cayman Islands company (the “Issuer”). The Issuer’s Shares are traded on the Nasdaq National Market (“Nasdaq”) in the form of American Depositary Shares (“ADSs”). The principal executive offices of the Issuer are located at 13th Floor, Warwick House, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong.

Item 2. Identity and Background.

     The name of the persons filing this statement are (i) PCCW Limited, a Hong Kong company with limited liability (“PCCW”), (ii) PCCW Mobile Holding No. 1 Limited, a company incorporated in the British Virgin Islands (“PCCW Mobile No. 1”) and (iii) PCCW Mobile Holding No. 2 Limited, a company incorporated in the British Virgin Islands (“PCCW Mobile No. 2,” together with PCCW and PCCW Mobile No. 1, the “Reporting Persons”).

     The address of the principal business and the principal office of PCCW is 39th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong. The address of the principal business and the principal office of each of PCCW Mobile No. 1 and PCCW Mobile No. 2 is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of PCCW and of each directors of each of PCCW Mobile No. 1 and PCCW Mobile No. 2 is set forth on Schedule A. PCCW Mobile No. 1 and PCCW Mobile No. 2 do not have any executive officers.

     The principal activities of PCCW are the provision of local and international telecommunications services, internet and interactive multimedia services, the sale and rental of telecommunications equipment and the provision of computer, engineering and other technical services, mainly in Hong Kong; investment in, and development of, systems integration and technology-related businesses; and investment in, and development of, infrastructure and properties in Hong Kong and elsewhere in the People’s Republic of China.

     PCCW Mobile No. 1 is a direct, wholly-owned subsidiary of PCCW that was formed to hold 100% of the issued share capital of PCCW Mobile No. 2. PCCW Mobile No. 2 was formed to hold the Shares.

     During the last five years, none of the Reporting Persons and to the best of the Reporting Persons’ knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

     As of June 28, 2005, Pacific Century Group Holdings Limited, or PCGH, and companies affiliated with PCGH, beneficially owned 1,549,938,605 of PCCW’s ordinary shares, which was approximately 23.07% of PCCW’s issued ordinary shares as of that date. As of the same date, China Network Communications Group Corporation, or CNC, and companies affiliated with CNC, beneficially owned 1,343,571,766 of PCCW’s ordinary shares, which was approximately 20.0% of PCCW’s issued ordinary shares as of that date. In connection with CNC’s agreement with PCCW to subscribe for ordinary shares of PCCW, or the CNC Subscription Agreement, CNC entered into a shareholders’ agreement with each of PCGH and Pacific Century Regional Developments Limited, or PCRD, a company affiliated with PCGH. CNC also entered into a shareholders’ agreement with Pacific Century Diversified Limited, or PCDL, a company unaffiliated with PCGH that owned 4,709,600 of PCCW’s ordinary shares as of June 28, 2005. In these shareholders’ agreements, among other matters contained therein, each of PCGH, PCRD and PCDL agreed to use its rights and powers and give all instructions (including as a shareholder of PCCW) to procure, as far as it is able, that PCCW’s obligations under the CNC Subscription Agreement in connection with CNC’s right to nominate three board members and certain committee members are complied with from time to time as long as CNC is entitled to exercise such rights under the CNC Subscription Agreement. For more information about the ownership by PCGH and its affiliated companies of PCCW’s ordinary shares, see the Schedule 13D, amendment

No. 6, filed by PCGH and its affiliated companies on April 4, 2005. For more information about CNC’s ownership of PCCW’s ordinary shares, see the Schedule 13D filed by CNC on April 11, 2005. To the Reporting Persons’ knowledge, none of PCGH and its affiliated companies, PCDL or CNC and its affiliated companies own any Shares.

   Item 3. Source and Amount of Funds or Other Consideration.

     The aggregate purchase price for 2,305,147,960 Shares was HK$1,498,346,174. Such price was funded through internally generated funds. The price paid for Shares purchased through the Offer (as defined below) will also be through internally generated funds.

   Item 4. Purpose of Transaction.

     PCCW Mobile No. 2 acquired 1,790,134,000 Shares (the “Acquisition”) on June 22, 2005 (the “Completion Date”) pursuant to (a) an agreement between Distacom Hong Kong Limited (“Distacom HK”), Distacom Communications Limited (“Distacom”) and PCCW, dated June 13, 2005, in which PCCW conditionally agreed to purchase (or procure the purchase by one of its wholly-owned subsidiaries), and Distacom HK conditionally agreed to sell, an aggregate of 1,380,000,000 Shares (the “First Agreement”); and (b) an agreement between Townhill Enterprises Limited (“Townhill”), USI Holdings Limited (“USI”) and PCCW, in which PCCW conditionally agreed to purchase (or procure the purchase by one of its wholly-owned subsidiaries), and Townhill conditionally agreed to sell, an aggregate of 410,134,000 Shares (“Second Agreement”). See Item 6.

     Under the Hong Kong Code on Takeovers and Mergers (the “Takeovers Code”), PCCW Mobile No. 2 was required to make a mandatory cash offer for all the Shares not already owned or agreed to be acquired by it and parties acting in concert with it (the “Offer”). Accordingly, Citigroup Global Markets Asia Limited, for and on behalf of PCCW Mobile No. 2, made the Offer on July 8, 2005. Holders of ADSs can accept the Offer only in respect of Shares underlying such ADSs. The closing date of the Offer was set to be July 29, 2005, but the Offer has been extended and will remain open for acceptance until further notice. The price of the Offer is HK$0.65 per Share, which is the same as the price paid by PCCW Mobile No. 2 to Distacom HK and Townhill for each Share purchased under the First Agreement and the Second Agreement, respectively. As of July 29, 2005, PCCW Mobile No. 2 had received valid acceptances in respect of 515,013,960 Shares.

     If the Offer results in PCCW Mobile No. 2 owning more than 90% of the Shares in respect of which the Offer is to be made, PCCW Mobile No. 2 will have the option to acquire the remaining Shares pursuant to the compulsory acquisition provisions of the Companies Law (2004 Revision) of the Cayman Islands (the “Companies Law”), if such compulsory acquisition is permitted by the Takeovers Code. According to the Takeovers Code, since PCCW Mobile No. 2 intends to consider availing itself of the powers of the compulsory acquisition provisions of the Companies Law, the Offer may not remain open for acceptance for more than four months from the date of posting of the offer document, unless PCCW Mobile No. 2 has by that time become entitled to exercise the powers of compulsory acquisition available to it under the Companies Law, in which event it must do so without delay.

     In connection with the Offer, an offer was made to holders of outstanding share options for a consideration of HK$0.001 per option. Outstanding share options held by holders who accept the offer will be cancelled by the Issuer. As of July 29, 2005, valid acceptances in respect of 26,954,103 outstanding share options had been received, representing approximately 98.0% of the outstanding share options.

     The composite offering document was filed with the Securities and Exchange Commission on Form CB on July 11, 2005. It is attached hereto as Exhibit 4 and incorporated herein by reference. The summary of certain terms of the Offering set forth in the composite offering document is qualified in its entirety by reference to the composite offering document attached hereto as Exhibit 4.

     The foregoing transactions may result in the delisting or suspension of trading of the Shares from The Stock Exchange of Hong Kong Limited or of the ADSs from Nasdaq. In addition, the Shares may become eligible for termination or registration pursuant to Section 12(g)(4) of the U.S. Securities Act of 1933, as amended.

     Except as set forth in this Statement and in connection with the Acquisition and Offer described above, none of the Reporting Persons has any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

   Item 5. Interest in Securities of the Issuer.

     (a) PCCW Mobile No. 2 has acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 2,305,147,960 Shares, representing approximately 77.1% of the outstanding Shares of the Issuer. PCCW Mobile No. 2 is a wholly-owned subsidiary of PCCW Mobile No. 1, and PCCW Mobile No. 1 is a wholly-owned subsidiary of PCCW. As a result, PCCW and PCCW Mobile No. 1 may be deemed to beneficially own the Shares acquired by PCCW Mobile No. 2.

     Except as set forth in this Item 5(a), none of the Reporting Persons, and, to the best of their knowledge, any persons named in Schedule A hereto beneficially owns any Shares.

      (b) The Reporting Persons share power to vote and to dispose of 2,305,147,960 Shares.

     (c) Pursuant to the Offer, between July 8, 2005 and July 29, 2005, PCCW Mobile No. 2 acquired 515,013,960 Shares at HK$0.65 per Share. The Offer remains open, and PCCW Mobile No. 2 continues to receive acceptances of the Offer.

     Except as set forth in this Item 5(c), none of the Reporting Persons nor, to the best of their knowledge, any of the persons named in response to Item 2 or listed on Schedule A, has effected any transaction in the Shares during the 60 days prior to the date hereof.

      (d) Inapplicable.

      (e) Inapplicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     See Item 4 above.

     Pursuant to the First Agreement, PCCW conditionally agreed to purchase (or procure the purchase by one of its wholly-owned subsidiaries), and Distacom HK conditionally agreed to sell, an aggregate of 1,380,000,000 Shares.

     Distacom and Distacom HK agreed to deliver to the Issuer letters of resignation of Richard John Siemens, William Bruce Hicks, Kuldeep Saran and Kenneth Michael Katz (the “Distacom Resigning Directors”) as directors of the Issuer and of each subsidiary of the Issuer of which they serve as directors. The letters of resignation were delivered on the Completion Date and became effective on July 29, 2005.

     Each of Distacom and Distacom HK agreed that it will not, during the period from June 13, 2005 to June 22, 2007, directly or indirectly be engaged, concerned or interested in or otherwise directly or indirectly exert any management control over, any company carrying on a mobile communications business in Hong Kong as a carrier licensee; (other than as a result of a general advertisement without direct solicitation or contact) solicit or contact (with a view to the engagement or employment by any person) any senior employee or any person who has been a senior employee, officer (other than the Distacom Resigning Directors) or manager of the Issuer or any of its subsidiaries; or do or say anything which is harmful to the reputation of the Issuer or any of its subsidiaries which may lead any person to cease to do business with the Issuer or any of its subsidiaries on substantially equivalent terms to those previously offered to the Issuer or any of its subsidiaries prior to the Completion Date or not to engage in business with the Issuer or any of its subsidiaries.

     In the First Agreement, PCCW agreed to make the Offer if required by the Takeovers Code and otherwise comply with the Takeovers Code with respect to the Offer. Distacom and Distacom HK each agreed to use all reasonable endeavors, but without prejudice to the fiduciary duties of the Distacom Resigning Directors, to procure that the board of directors of the Issuer shall recommend acceptance of the Offer by the shareholders of the Issuer. Each of Distacom and Distacom HK also agreed it will not deliberately take any action or make any statement which is prejudicial to the success of the Offer.

     The First Agreement also contains customary representations, warranties and covenants of Distacom, Distacom HK and PCCW in addition to the covenants described above, including a covenant by each of Distacom and

Distacom HK to use its respective reasonable endeavors to ensure that the business of the Issuer and its subsidiaries will be operated in the ordinary course. Distacom also guaranteed the performance of Distacom HK of its obligations under the First Agreement.

     Pursuant to the Second Agreement, PCCW conditionally agreed to purchase (or procure the purchase by one of its wholly-owned subsidiaries), and Townhill conditionally agreed to sell, an aggregate of 410,134,000 Shares.

     Townhill and USI agreed to deliver to the Issuer letters of resignation of Edward Wai Sun Cheng and Andrew Chun Keung Leung (the “USI Resigning Directors”) as directors of the Issuer and of each subsidiary of the Issuer of which they serve as directors. The letters of resignation were delivered on the Completion Date and became effective on July 29, 2005.

     Each of USI and Townhill agreed that it will not, during the period from June 13, 2005 to June 22, 2007, directly or indirectly be engaged, concerned or interested in or otherwise directly or indirectly exert any management control over, any company carrying on a mobile communications business in Hong Kong as a carrier licensee; (other than as a result of a general advertisement without direct solicitation or contact) solicit or contact (with a view to the engagement or employment by any person) any senior employee or any person who has been a senior employee, officer (other than the USI Resigning Directors) or manager of the Issuer or any of its subsidiaries; or do or say anything which is harmful to the reputation of the Issuer or any of its subsidiaries which may lead any person to cease to do business with the Issuer or any of its subsidiaries on substantially equivalent terms to those previously offered to the Issuer or any of its subsidiaries prior to the Completion Date or not to engage in business with the Issuer or any of its subsidiaries.

     In the Second Agreement, PCCW agreed to make the Offer if required by the Takeovers Code and otherwise comply with the Takeovers Code with respect to the Offer. USI and Townhill each agreed to use all reasonable endeavors, but without prejudice to the fiduciary duties of the USI Resigning Directors, to procure that the board of directors of the Issuer shall recommend acceptance of the Offer by the shareholders of the Issuer. Each of USI and Townhill also agreed it will not deliberately take any action or make any statement which is prejudicial to the success of the Offer.

     The Second Agreement also contains customary representations, warranties and covenants of USI, Townhill and PCCW in addition to the covenants described above, including a covenant by each of USI and Townhill to use its respective reasonable endeavors to ensure that the business of the Issuer and its subsidiaries will be operated in the ordinary course. USI also guaranteed the performance of Townhill of its obligations under the Second Agreement.

     In accordance with the terms of the First Agreement and Second Agreement, on the Completion Date, Alexander Anthony Arena, Chan Wing Wa, Kwok Yuen Man, Marisa, Chow Ding Man, Chan Kee Sun, Tom and Hui Hon Hing, Susanna were appointed as directors of the Issuer and Alexander Anthony Arena was appointed as chairman of the Issuer. These appointments became effective on July 8, 2005.

     Copies of the First Agreement and Second Agreement are attached hereto as Exhibits 2 and 3, respectively, and incorporated herein by reference. The summary of certain provisions of the First Agreement and Second Agreement contained herein is qualified in its entirety by reference to the First Agreement and Second Agreement attached as Exhibits 2 and 3 hereto, respectively.

     Except for the First Agreement, the Second Agreement, the Offer or as otherwise describe herein, to the best knowledge of PCCW, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

   Item 7. Material to be Filed as Exhibits.

     Exhibit 1: Joint Filing Agreement dated June 23, 2005 among PCCW, PCCW Mobile No. 1 and PCCW Mobile No. 2 (filed with the statement on Schedule 13D originally filed on June 23, 2005).

     Exhibit 2: Agreement for the Sale and Purchase of Shares in SUNDAY Communications Limited dated as of June 13, 2005 between Distacom HK, Distacom and PCCW (filed with the statement on Schedule 13D originally filed on June 23, 2005).

     Exhibit 3: Agreement for the Sale and Purchase of Shares in SUNDAY Communications Limited dated as of June 13, 2005 between Townhill, USI and PCCW (filed with the statement on Schedule 13D originally filed on June 23, 2005).

     Exhibit 4: Composite Offer and Response Document dated July 8, 2005, including forms of acceptance (incorporated by reference to Exhibit I.(1)(a) of the Form CB filed by PCCW Mobile No. 2 and PCCW on July 11, 2005).

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2005

PCCW LIMITED

/s/ Hubert Chak

Signature

Hubert Chak
Company Secretary

(Name/Title)

PCCW MOBILE HOLDING NO. 1 LIMITED

/s/ Lim Beng Jin

Signature

Lim Beng Jin
Director

(Name/Title)

PCCW MOBILE HOLDING NO. 2 LIMITED

/s/ Lim Beng Jin

Signature

Lim Beng Jin
Director

(Name/Title)

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF PCCW LIMITED

The name, business address, citizenship, title, present principal occupation or employment of each of the directors and executive officers of PCCW Limited (“PCCW”), are set forth below. If no business address is given, the director’s or officer’s business address is 39th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong. Except as indicated below, each director or executive officer is a citizen of Hong Kong.

Name and Business Address	Present Principal Occupation Including Name and Address of Employer (Principal Business of Employer)

Li Tzar Kai, Richard	Chairman

So Chak Kwong, Jack	Deputy Chairman and Group Managing Director

Yuen Tin Fan, Francis	Deputy Chairman and Executive Director

Peter Anthony Allen	Executive Director
Citizen of the United Kingdom

Alexander Anthony Arena	Group Chief Financial Officer, Deputy Chairman
Citizen of Australia	of Executive Committee and Executive Director

Chung Cho Yee, Mico	Executive Director

Lee Chi Hong, Robert	Executive Director

Chief Executive Officer of Pacific Century
Premium Developments Limited
(property development)

Dr. Fan Xingcha	Executive Director
Citizen of the People’s Republic of China
Chief Financial Officer of China Netcom Group Corporation
(Hong Kong) Limited
No. 1, Beihuan Donglu
Beijing Economic-Technological Development Area
Beijing 100176
People’s Republic of China
(telecommunications)

Sir David Ford, KBE, LVO	Non-Executive Director
Citizen of the United Kingdom
Retired

Zhang Chunjiang	Non-Executive Director
Citizen of the People’s Republic of China
President of China Netcom Corporation
Building C
No. 156 Fuxingmennei Dajie
Xicheng District
Beijing 100032
People’s Republic of China
(telecommunications)

Dr. Tian Suning	Deputy Chairman and Non-Executive Director
Citizen of the People’s Republic of China
Vice President of China Netcom Corporation
Building C
No. 156 Fuxingmennei Dajie
Xicheng District
Beijing 100032
People’s Republic of China
(telecommunications)

Professor Chang Hsin-kang	Independent Non-Executive Director

President and University Professor
City University of Hong Kong
Tat Chee Avenue
Kowloon
Hong Kong
(university)

Dr. Fung Kwok King, Victor	Independent Non-Executive Director

Chairman of the Li & Fung Group
LiFung Centre
2 On Ping Street
Siu Lek Yuen
Shatin, N.T.
Hong Kong
(consumer goods)

Dr. The Hon. Li Kwok Po, David, GBS, JP	Independent Non-Executive Director

Chairman and Chief Executive of the Bank of
East Asia
The Bank of East Asia Building
10 Des Voeux Road Central
Hong Kong
(bank)

Sir Roger Lobo, CBE, LLD, JP	Independent Non-Executive Director
Citizen of the United Kingdom
Retired.

Aman Mehta	Independent Non-Executive Director
Citizen of India
Retired

The Hon. Raymond George Hardenbergh Seitz	Independent Non-Executive Director
Citizen of the United States of America
Retired.

DIRECTORS OF PCCW MOBILE HOLDING NO. 1 LIMITED AND
PCCW MOBILE HOLDING NO. 2 LIMITED

The name, business address, citizenship, title, present principal occupation or employment of each of the directors of PCCW Mobile Holding No. 1 Limited and PCCW Mobile Holding No. 2 Limited are set forth below.

Name and Business Address	Present Principal Occupation Including Name and Address of Employer (Principal Business of Employer)

Winnie King Yan Siu Morrison	Executive Vice President of PCCW
Citizen of the United Kingdom	19 Astell Street
London SW3 3RT
United Kingdom

Lim Beng Jin	Corporate Secretary
Citizen of Singapore	Pacific Century Regional Developments Limited
6 Battery Road, #38-02
Singapore 04
(holding of interests in telecommunications and IT services, financial services, property investment and development and infrastructure)